SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

September 29, 2005	NNO – TSX NTO – Amex

NORTHERN ORION ANNOUNCES APPOINTMENT OF RICHARD KNIGHT

TO THE BOARD OF DIRECTORS

Northern Orion Resources Inc. (the “Company”) is pleased to announce the appointment of Richard (Dick) Knight to its Board of Directors effective September 26, 2005, further strengthening the Board as the Agua Rica project moves towards development.  Mr. Knight brings a wealth of international operations and project development experience to the Board.  He is a mining engineer by training and a graduate of the Royal School of Mines, London.

Mr. Knight has over 40 years of varied experience across all phases of the mining industry and in a wide spread of jurisdictions around the world.  As the Executive Director - Development for North Limited in the mid 1990’s, he was involved in the development of Alumbrera from the start of construction and was later responsible for the implementation of the billion dollar West Angelas iron ore project in the Pilbara region of Western Australia.  Subsequently, as Managing Director of Inco Australia Management Pty Ltd., Mr. Knight was responsible for the reorganization and redesign of the Goro lateritic nickel project in New Caledonia, currently under construction.  He remains a member of the Goro Project Steering Committee and a Senior Advisor to the parent company, Inco Limited.  He is currently a non-executive Director of Zinifex Limited, a major Australian-based zinc-lead producer, and of St. Barbara Mines Limited, a gold mining company with operations in Western Australia.

“Dick will significantly enhance and strengthen the Northern Orion Board as we continue to move Agua Rica towards production, and we welcome him to the Board.  His extensive experience in the successful development of large integrated mining projects and specific experience in the development of Alumbrera will be of immense value to the Company.” said David Cohen, President and CEO of Northern Orion.

The Company has granted 300,000 incentive options to Mr. Knight for the purchase of common shares in its capital.  The options are exercisable on or before September 26, 2012 at a price of $3.25 per share.

The Company continues to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest practicable time frame.  In addition, the Company continues to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

September 29, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer